

December 9, 2010

Mark L. Zoeller
Vice President – General Counsel and Corporate Secretary
BioFuel Energy Corp.
1600 Broadway, Suite 2200
Denver, CO 80202

      Re: **BioFuel Energy Corp.**
              Amendment No. 2 to Registration Statement on Form S-1
              Filed December 3, 2010
              File No. 333-169982

Dear Mr. Zoeller:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment one in our letter dated November 29, 2010. Please be advised that we are still reviewing your response and may have additional comments upon the completion of our review.

Material U.S. Federal Income Tax Consequences, page 87

2.   We note the disclosure in the second introductory paragraph. Please revise to specifically identify each opinion of counsel.

Supplemental Draft Exhibit 5.1

3.   We note your response to comment 3 in our letter dated November 29, 2010. Counsel may not qualify its opinion in this matter. Please have counsel revise its opinion to remove this qualification.

Supplemental Draft Exhibit 8.1

4.   Please revise the penultimate paragraph to clearly state that the discussion of the U.S. federal income tax consequences contained in the prospectus is counsel's opinion. It is not appropriate to state that the discussion in the prospectus is "accurate in all material respects."

You may contact Andrew Schoeffler at (202) 551-3748 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Craig F. Arcella, Esq. (via facsimile at (212) 474-3700)